FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2017

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

TABLE OF CONTENTS

Item

Relevant Information – Class Action, Asociación por la Defensa de Usuarios y Consumidores (ADUC) c/ BBVA Banco Francés S.A. y Otros s/ Sumarísimo Expte. 35483/2015.

Ciudad Autónoma de Buenos Aires, December 7, 2017

SECURITIES AND EXCHANGE COMMISSION

Ref. Relevant Information – Class Action, Asociación por la

Defensa de Usuarios y Consumidores (ADUC) c/ BBVA Banco

Francés S.A. y Otros s/ Sumarísimo (Expte. 35483/2015)

In our consideration:

We address to you in my capacity of Market Relations Manager, in order to inform you that BBVA Banco Francés S.A. has been notified of the class action “Asociación por la Defensa de Usuarios y Consumidores- (Aduc) c/ BBVA Banco Francés S.A. y Otros s/ Sumarísimo (Expte. 35483/2015)”, which is processed before the National Court of First Instance in Commercial Matters No. 25, Secretary No. 49.

The object of the lawsuit is the alleged perception of a fee or masked charge on transactions that consumers made abroad by using credit cards and/or purchase and /or debit cards including purchases made through Internet, and it claims the cessation of such behavior as well as the reimbursement to all customers allegedly affected of the amounts charged under such description plus interests.

BBVA Francés S.A. is analyzing the content and implications of such legal claim, considering that even in the case of an unfavorable resolution in this dispute, it will not have a significant impact in its activity and financial position.

Sincerely,

BBVA BANCO FRANCÉS S.A.

BBVA Banco Francés S.A., Av. Córdoba 111 – Piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires,

CUIT Nro. 30-50000319-3, IGJ 18-09-14, N.17995, L.70, T.SA (T.O.).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: December 7, 2017	By:	/s/ Ignacio Sanz y Arcelus
		Name:	Ignacio Sanz y Arcelus
		Title:	Chief Financial Officer